900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, Texas 78746-5546 PHONE 512.383.5400 FAX 512..338-5499 www.wsgr.com

October 7, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Attention:	Michael McTiernan Wilson Lee Adam F. Turk Jonathan Wiggins

Re:	Bazaarvoice, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 23, 2011
File No. 333-176506

Ladies and Gentlemen:

We are submitting this letter on behalf of Bazaarvoice, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 30, 2011 (the “Staff Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-176506) (the “Registration Statement”) filed with the Commission on September 23, 2011.

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 2 (against Amendment No. 1).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses correspond to the page of Amendment No. 2.

AUSTIN  GEORGETOWN, DE  HONG KONG  NEW YORK  PALO ALTO  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC

Securities and Exchange Commission

Re:   Bazaarvoice, Inc.

October 7, 2011

Quantitative and Qualitative Disclosures about Market Risk, page 72

1.	We note your response to comment 13 in our letter dated September 19, 2011. Please expand to provide one of the three disclosure alternatives in Item 305(a)(1) of Regulation S-K with respect to your foreign currency risk or advise why not applicable.

The Company has revised its disclosure on page 72 to provide additional information quantifying its foreign currency exchange rate risk in accordance with item 305(a)(1) of Regulation S-K.

Executive Compensation

Annual Performance-Based Cash Compensation, page 100

2.	We note your response to comment 17 in our letter dated September 19, 2011. Please note that while Instruction 4 to Item 402(b) of Regulation S-K allows non-disclosure of confidential target levels of compensation, you must still describe how compensation is calculated pursuant to Item 402(b)(1)(v). Please revise your disclosure to provide an overview, as you did in your response, of how annual service fee retention is calculated. Provide similar disclosure for net bookings.

The Company has revised the disclosure on pages 101-102 of the prospectus to disclose how annual service fee retention and net bookings are calculated to describe how compensation is calculated pursuant to Item 402(b)(1)(v) of Regulation S-K.

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Securities and Exchange Commission

Re:   Bazaarvoice, Inc.

October 7, 2011

Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,
Professional Corporation

/s/ Paul R. Tobias

Paul R. Tobias

cc:	Brett A. Hurt, Bazaarvoice, Inc.
Bryan C. Barksdale, Bazaarvoice, Inc.
Kenneth R. McVay, Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP